LONE OAK ACQUISITION CORPORATION
Room 1708 Dominion Centre
43-59 Queen’s Road East

Wanchai, Hong Kong

December 13, 2013

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lone Oak Acquisition Corporation
Amendment No. 5 to Schedule TO-I (the “Filing”)
Filed December 9, 2013
File No. 005-86157

Dear Mr. Schwall:

Lone Oak Acquisition Corporation (the “Company”), hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LONE OAK ACQUISITION CORPORATION

/s/ Can Aydinoglu

Can Aydinoglu

Chief Financial Officer